

November 21, 2012

<u>Via E-mail</u>
Mr. Dale E. Williams
Executive Vice President and Chief Financial Officer
Tempur-Pedic International Inc.
1000 Tempur Way
Lexington, KY 40511

      Re: **Tempur-Pedic International Inc.**
                Form 10-K for the Year Ended December 31, 2011
                Filed January 30, 2012
                Form 10-Q for the Period Ended September 30, 2012
                Filed October 30, 2012
                Response Dated November 16, 2012
                File No. 1-31922

Dear Mr. Williams:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Results of Operations, page 27</u>

1.   We note your response to comment three from our letter dated November 6, 2012. While we agree that your Form 10-K for the year ended December 31, 2011 indicated that the introduction of the TEMPUR-Cloud collection was the primary reason for the $69.5 million increase in international retail sales for the period, your disclosures did not quantify the sales impact of this new product launch. Furthermore, it appears that your disclosures regarding international gross profit, selling and marketing expenses, general, administrative,

and other expenses do not quantify the impact that this new product launch had upon each of these line items. Please show us how you will revise your future filings accordingly.

Consolidated Financial Statements, page F-1

(15) Business Segment Information, page F-29

2.   We note your response to comments six and seven from our letter dated November 6, 2012. Please confirm that you will revise your future filings to disclose the amount of corporate overhead costs allocated to your North American segment for each period presented. Please also confirm that you will revise your future filings to disclose the nature of the items included in your inter-segment eliminations line item. Since it appears that the largest amount included in the inter-segment asset elimination line item relates to investments that the North American segment holds in International subsidiaries, please also disclose this fact and quantify the related amounts as of each balance sheet date. Please show us how you will revise your future filings accordingly. Please refer to ASC 280-10-50-31.

Form 10-Q for the Period Ended September 30, 2012

Item IA. Risk Factors, page 41

3.   We note your response to comment 11 from our letter dated November 6, 2012. In the interest of providing greater transparency to investors about the evolution of your tax assessment from the Danish Tax Authority, please revise your future filings to explain the reasons why your total tax assessment has increased during the periods presented in a manner similar to that described in your response letter.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

                                        Sincerely,

                                        /s/ John Cash, for

                                        Rufus Decker
                                        Accounting Branch Chief

cc: Bhaskar Rao, Chief Accounting Officer (Via E-mail)